Exhibit 99.1

News release…

Date: 20 October 2004
Ref: PR386q

Third quarter 2004 operations review

Overview

•	Third quarter production was strong across all the major products. New projects in iron ore (Eastern Range), coking coal (Hail Creek), and diamonds (Diavik) all increased volumes.

•	There were no significant operational developments in the quarter.

•	Hamersley produced record volumes of iron ore in what is traditionally the strongest quarter of the year. August shipments through Dampier and Cape Lambert were also at record levels.

•	The first bauxite was fed into the Comalco Alumina Refinery in the third quarter and continuous alumina production is expected in the fourth quarter of 2004.

All figures in this report are US dollars unless otherwise stated

Cont…/

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
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REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

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IRON ORE

Rio Tinto share of production (000 tonnes)

	Q3 04	vs Q3 03	vs Q2 04	9 Mths 04	vs 9 Mths 03

Hamersley	19,813	+12%	+7%	54,060	+7%
Robe River	6,828	+22%	-4%	19,384	+12%
IOC	315	-86%	-86%	4,483	-27%

Demand remained strong across the full product range, with most markets showing continued strength.

New long-term agreements were finalised with Sumitomo Metal Industries securing ten million tonnes per annum of iron ore sales from Hamersley and Robe over a ten year period, commencing in 2005. This, together with other long term arrangements announced in the first half of the year, further underpins the current expansion programme due for completion at the end of 2005.

Australian operations achieved record production this quarter. Although less than anticipated, this was consistent with the traditional strength of third quarter performance. Shipments also reached record levels at both Dampier and Cape Lambert in August.

Hamersley
Hamersley’s production in the third quarter reflects the commissioning of the Eastern Range mine and the completion of the first stage of expansion work at Yandicoogina.

Robe River
Increased production and sales from West Angelas were in line with the expansion programme.

Production from Pannawonica was affected by planned maintenance, but strong sales volumes underlined the recovery from the effects of tropical cyclone Monty.

Iron Ore Company of Canada
Output was severely curtailed at IOC due to industrial action for most of the third quarter. Operations recommenced on a staged basis late in September, with ramp up to normal levels expected early in the fourth quarter.

ENERGY

US Thermal Coal

Rio Tinto share of production (000 tonnes)

	Q3 04	vs Q3 03	vs Q2 04	9 Mths 04	vs 9 Mths 03

Kennecott Energy	30,398	+11%	+5%	86,662	+9%

Volume increases largely reflect higher output from the Jacob’s Ranch mine and strong demand for the higher energy coals of Colowyo and Spring Creek.

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Australian Coal

Rio Tinto share of production (000 tonnes)

	Q3 04	vs Q3 03	vs Q2 04	9 Mths 04	vs 9 Mths 03

Rio Tinto Coal Australia
Hard coking coal	2,070	+287%	-1%	5,371	+295%
Other coal	4,230	-6%	+2%	12,346	0%

Coal & Allied
Other coal	4,573	+28%	+3%	12,342	+9%

Other coal includes thermal, semi-soft and semi-hard coking coal

Rio Tinto Coal Australia
Production from the new Hail Creek coking coal mine continued to ramp-up. Third quarter shipments were above the initial capacity rate of 5.5 million tonnes per year and a capacity expansion to eight million tonnes per year by 2006 was approved by the joint venture in July 2004. The proportion of hard coking coal from the Kestrel mine has increased in 2004, since mining has commenced in the new 300 series area.

Blair Athol production was in line with the previous three quarters.

Coal & Allied
Third quarter production from all mines was above both the second quarter of 2004 and the corresponding period of 2003.

INDUSTRIAL MINERALS

Rio Tinto share of production (000 tonnes)

	Q3 04	vs Q3 03	vs Q2 04	9 Mths 04	vs 9 Mths 03

Borates	153	+8%	+9%	428	+1%
Titanium dioxide feedstock	296	+2%	+2%	873	-3%

Production of borates reflects some improvement in end use markets. Demand for boric acid remains strong. Although production at Richards Bay Minerals was interrupted in September due to a furnace run-out, titanium dioxide feedstock sales volumes will not be affected. Demand for Rio Tinto Iron & Titanium's iron, steel, rutile and zircon co-products remained strong.

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ALUMINIUM

Rio Tinto share of production (000 tonnes)
	Q3 04	vs Q3 03	vs Q2 04	9 Mths 04	vs 9 Mths 03
Rio Tinto Aluminium
Bauxite	3,157	+5%	-5%	9,496	+3%
Alumina	530	+6%	+2%	1,560	+5%
Aluminium	210.4	+3%	+2%	627.4	+4%

Production was strong at all smelters and refineries. Eurallumina refinery production was a quarterly record while production at Queensland Alumina Limited refinery was also above the second quarter of 2004 and the corresponding period of 2003. Bauxite production has increased in 2004, in anticipation of the commissioning of the Comalco Alumina Refinery. The new refinery remains on track for continuous production in the fourth quarter of 2004.

COPPER

Rio Tinto share of production
	Q3 04	vs Q3 03	vs Q2 04	9 Mths 04	vs 9 Mths 03
Kennecott Utah Copper
Mined copper (000 tonnes)	63.3	-18%	-1%	189.8	-10%
Refined copper (000 tonnes)	63.1	-3%	+2%	185.2	+8%
Mined gold (000 ozs)	77	-13%	+23%	216	-11%
Refined gold (000 ozs)	74	+12%	-4%	232	+2%

Escondida
Mined copper (000 tonnes)	87.5	+19%	-12%	270.3	+19%

Grasberg JV
Mined copper (000 tonnes)	9.2	-68%	-1%	24.0	-75%
Mined gold (000 ozs)	22	-90%	+17%	48	-92%

Kennecott Utah Copper
Third quarter and year to date mined copper production at Kennecott Utah Copper was below the corresponding periods of 2003, reflecting lower copper grades. By-product production volumes have been affected by poor mineralogy for about two years, but gold and molybdenum grades improved in the third quarter.

Escondida
Third quarter copper production from Escondida reflected lower copper grades due to mine sequencing. Production in the first nine months reflects the return to the normal mine plan from the beginning of the year and the ramp up of the Laguna Seca throughput.

Grasberg
Production from the Grasberg mine continued to ramp-up. Mining rates are gradually improving as bench development in the higher grade areas enables more efficient ore access.

Rio Tinto’s share of production is based on a preliminary allocation of volumes between the joint venture partners, Rio Tinto and Freeport McMoRan.

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Other copper operations
Copper production from the Palabora underground mine has improved, due to higher volumes hoisted and improved grades, but remains below design capacity. Production from the new Lift 2 at Northparkes commenced in the quarter.

DIAMONDS

Rio Tinto share of production (000 carats)

	Q3 04	vs Q3 03	vs Q2 04	9 Mths 04	vs 9 Mths 03

Argyle	5,328	-45%	+100%	11,610	-49%
Diavik	1,358	+54%	0%	3,644	+122%

Argyle
Although still affected by tight mining conditions, output from the Argyle open pit began to improve in the third quarter. Ore processed continued to consist of lower grade ore from the open pit supplemented by ore from stockpiles.

Diavik
Diavik continued to perform well. The process plant comfortably exceeded design capacity on a consistent basis.

Murowa
First diamonds were recovered from the small scale operation at Murowa.

EXPLORATION AND EVALUATION

Total pre-tax expenditure on exploration charged to the profit and loss account up to the end of the third quarter of 2004 was $126 million compared with $97 million in 2003.

Exploration drilling continued on copper targets in Peru, Chile, Mexico, and Alaska. Diamond exploration continued in India, Canada, Botswana, South Africa and Brazil. Iron ore exploration continued in the Hamersley Basin (Western Australia) and the order of magnitude study for Simandou (iron ore, Guinea) was completed and the project handed over to Rio Tinto Iron Ore. Bauxite, coking coal, and nickel exploration was carried out in a number of regions.

Evaluation work continued at Eagle (nickel/copper, US), Sari Gunay (gold, Iran), Resolution (copper/gold, US) and at Potasio Rio Colorado (potash, Argentina) where pilot solution mining began in the third quarter. An agreement for the sale of a copper resource at Marcona in Peru to Chariot Resources was signed on 6 August 2004. The sale is expected to be completed by early 2005.

ASSET DISPOSALS

The restructuring of Rio Tinto Zimbabwe, as a result of which Rio Tinto will hold its interest in the Murowa diamond project directly but cease to be an ordinary shareholder of Rio Tinto Zimbabwe, was completed on 8 July 2004.

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For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Lisa Cullimore	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7730 418 385	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Peter Cunningham	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7711 596 570	Mobile: +61 (0) 408 335 309
Richard Brimelow	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7753 783 825	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com

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RIO TINTO PRODUCTION SUMMARY

RIO TINTO SHARE OF PRODUCTION

		QUARTER			NINE MONTHS		% CHANGE

		2003 Q3	2004 Q2	2004 Q3	2003	2004	Q3 04 vs Q2 04	Q3 04 vs Q3 03	9 Mths 04 vs 9 Mths 03

Principal Commodities
Alumina	('000 t)	500	517	530	1,488	1,560	2%	6%	5%
Aluminium	('000 t)	204.9	207.0	210.4	606.2	627.4	2%	3%	4%
Borates	('000 t)	142	141	153	425	428	9%	8%	1%
Coal - hard coking coal	('000 t)	535	2,101	2,070	1,361	5,371	-1%	287%	295%
Coal - other Australian/Indonesian	('000 t)	9,784	8,597	8,803	29,883	24,688	2%	-10%	-17%
Coal - US	('000 t)	27,391	28,861	30,398	79,759	86,662	5%	11%	9%
Copper - mined	('000 t)	221.4	193.4	174.7	684.1	548.2	-10%	-21%	-20%
Copper - refined	('000 t)	93.7	81.6	82.5	258.9	251.5	1%	-12%	-3%
Diamonds	('000 cts)	10,588	4,033	6,688	24,304	15,255	66%	-37%	-37%
Gold - mined	('000 ozs)	691	376	366	2,221	1,123	-3%	-47%	-49%
Gold - refined	('000 ozs)	66	77	74	227	232	-4%	12%	2%
Iron ore	('000 t)	25,826	28,048	27,307	74,616	78,854	-3%	6%	6%
Titanium dioxide feedstock	('000 t)	291	291	296	899	873	2%	2%	-3%

Other Metals & Minerals
Bauxite	('000 t)	3,018	3,331	3,157	9,213	9,496	-5%	5%	3%
Lead - mined	('000 t)	12.0	8.1	3.4	33.4	21.8	-58%	-72%	-35%
Molybdenum	('000 t)	1.2	0.9	1.5	3.5	4.0	57%	21%	14%
Nickel - refined	(tonnes)	1,029	648	-	2,463	1,619	-	-	-34%
Salt	('000 t)	1,420	1,257	1,271	3,513	3,661	1%	-10%	4%
Silver - mined	('000 ozs)	4,983	3,465	3,569	13,353	10,799	3%	-28%	-19%
Silver - refined	('000 ozs)	691	768	854	2,310	2,400	11%	24%	4%
Talc	('000 t)	350	361	371	1,036	1,088	3%	6%	5%
Tin	(tonnes)	16	38	-	39	59	-	-	49%
Uranium	(tonnes)	1,395	1,357	1,610	3,752	4,399	19%	15%	17%
Zinc - mined	('000 t)	26.8	21.5	10.7	82.6	62.1	-50%	-60%	-25%

Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page.
Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the nine month figures.

Third Quarter 2004 Operations Review	Page 7

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RIO TINTO SHARE OF PRODUCTION

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2003	2003	2004	2004	2004	2003	2004

ALUMINA
Production ('000 tonnes)
Eurallumina	56%	150	148	145	144	155	426	444
Queensland Alumina	39%	350	378	368	373	375	1,062	1,116

Rio Tinto total alumina production		500	526	514	517	530	1,488	1,560

ALUMINIUM
Refined production ('000 tonnes)
Anglesey	51%	18.3	19.0	18.3	18.2	18.9	54.9	55.4
Bell Bay	100%	42.3	41.9	41.8	40.8	38.2	124.8	120.9
Boyne Island	59%	76.9	80.9	80.5	79.7	82.0	230.2	242.2
Tiwai Point	79%	67.5	70.2	69.5	68.3	71.2	196.3	209.0

Rio Tinto total aluminium production		204.9	211.9	210.1	207.0	210.4	606.2	627.4

BAUXITE
Production ('000 tonnes)
Boké (a)	0%	123	58	121	58	-	360	179
Weipa	100%	2,895	3,045	2,887	3,273	3,157	8,853	9,317

Rio Tinto total bauxite production		3,018	3,103	3,008	3,331	3,157	9,213	9,496

BORATES
Borates ('000 tonnes B2O3 content)
Rio Tinto total borate production	100%	142	134	134	141	153	425	428

COAL - HARD COKING
Rio Tinto Coal Australia (b) ('000 tonnes)
Hail Creek Coal	92%	204	608	831	1,325	1,376	204	3,532
Kestrel Coal	80%	332	342	369	776	693	1,157	1,838

Rio Tinto total hard coking coal production		535	950	1,200	2,101	2,070	1,361	5,371

COAL - OTHER *
Australian coal operations ('000 tonnes)
Coal & Allied Industries
Bengalla	30%	340	608	325	462	526	1,271	1,313
Hunter Valley Operations	76%	2,198	2,272	1,988	2,625	2,671	6,819	7,284
Mount Thorley Operations	61%	475	491	407	576	593	1,419	1,576
Warkworth	42%	563	616	612	774	783	1,853	2,169
Rio Tinto Coal Australia (b)
Blair Athol Coal	71%	2,599	2,197	2,180	2,206	2,169	6,693	6,555
Kestrel Coal	80%	263	292	98	167	173	867	438
Tarong Coal	100%	1,635	1,713	1,678	1,787	1,888	4,825	5,352

Total Australian other coal		8,073	8,189	7,287	8,597	8,803	23,746	24,688

Indonesian coal operations ('000 tonnes)
Kaltim Prima Coal (c)	0%	1,711	191	-	-	-	6,137	-
US coal operations ('000 tonnes)
Kennecott Energy
Antelope	100%	7,130	6,795	5,919	6,628	7,152	20,011	19,699
Colowyo	(d)	1,093	1,138	1,467	1,415	1,494	3,396	4,376
Cordero Rojo	100%	7,448	8,501	8,589	8,263	9,023	24,170	25,874
Decker	50%	1,068	1,203	514	1,062	1,104	2,476	2,680
Jacobs Ranch	100%	8,767	8,706	8,649	8,705	8,833	23,712	26,187
Spring Creek	100%	1,887	2,074	2,265	2,789	2,791	5,995	7,845

Total US coal		27,391	28,417	27,403	28,861	30,398	79,759	86,662

Rio Tinto total other coal production		37,175	36,797	34,690	37,459	39,201	109,642	111,350

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site.
* Coal - other includes thermal coal, semi-soft coking coal and semi-hard coking coal.
See footnotes on page 11.

Third Quarter 2004 Operations Review	Page 8

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RIO TINTO SHARE OF PRODUCTION (continued)

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2003	2003	2004	2004	2004	2003	2004

COPPER
Mine production ('000 tonnes)
Alumbrera (e)	0%	-	-	-	-	-	8.7	-
Bingham Canyon	100%	77.6	71.6	62.5	64.0	63.3	210.2	189.8
Escondida	30%	73.4	70.1	83.8	99.1	87.5	227.7	270.3
Grasberg - FCX (f)	0%	21.5	7.7	5.5	-	-	76.8	5.5
Grasberg - Joint Venture (f)	40%	28.9	11.5	5.5	9.3	9.2	97.2	24.0
Neves Corvo (g)	0%	7.5	9.6	11.6	11.4	-	28.4	23.0
Northparkes	80%	5.4	5.2	5.8	4.7	6.0	16.5	16.6
Palabora	49%	7.0	7.1	5.2	4.9	8.7	18.7	18.9

Rio Tinto total mine production		221.4	182.9	180.0	193.4	174.7	684.1	548.2

Refined production ('000 tonnes)
Atlantic Copper (f)	0%	9.2	8.6	7.0	-	-	29.6	7.0
Escondida	30%	11.2	11.4	11.3	11.4	11.4	32.9	34.1
Kennecott Utah Copper	100%	64.8	59.9	60.3	61.7	63.1	170.7	185.2
Palabora	49%	8.5	10.3	8.8	8.5	8.0	25.8	25.3

Rio Tinto total refined production		93.7	90.2	87.4	81.6	82.5	258.9	251.5

DIAMONDS
Production ('000 t) carats)
Argyle	100%	9,690	8,307	3,612	2,669	5,328	22,603	11,610
Diavik	60%	880	661	922	1,364	1,358	1,639	3,644
Merlin	100%	18	-	-	-	-	62	-
Murowa (h)	78%	-	-	-	-	2	-	2

Rio Tinto total diamond production		10,588	8,968	4,534	4,033	6,688	24,304	15,255

GOLD
Mine production ('000 ounces)
Alumbrera (e)	0%	-	-	-	-	-	31	-
Barneys Canyon	100%	10	6	7	4	5	29	16
Bingham Canyon	100%	79	92	69	59	72	213	200
Cortez/Pipeline	40%	100	106	113	115	105	329	334
Escondida	30%	16	16	18	16	16	40	50
Grasberg - FCX (f)	0%	107	26	14	-	-	327	14
Grasberg - Joint Venture (f)	40%	223	96	6	19	22	626	48
Greens Creek	70%	17	17	16	16	15	53	46
Kelian	90%	71	74	69	73	64	349	205
Lihir (i)	14%	21	25	16	24	E 22	64	E 62
Morro do Ouro	51%	24	26	25	23	24	77	73
Northparkes	80%	9	15	17	15	14	24	45
Peak (e)	0%	-	-	-	-	-	20	-
Rawhide	51%	9	8	7	7	6	25	19
Rio Tinto Zimbabwe (j)	0%	3	3	3	3	-	11	6
Others	-	2	2	2	2	1	5	5

Rio Tinto total mine production		691	511	381	376	366	2,221	1,123

Refined production ('000 ounces)
Kennecott Utah Copper	100%	66	81	81	77	74	227	232

IRON ORE
Production ('000 tonnes)
Channar	60%	1,628	1,417	1,404	1,516	1,623	4,792	4,543
Corumbá	100%	292	279	268	306	352	795	926
Eastern Range	(k)	-	-	3	645	1,050	-	1,698
Hamersley	100%	16,079	17,462	14,407	16,273	17,140	45,595	47,819
Iron Ore Company of Canada (l)	59%	2,220	2,191	1,969	2,199	315	6,161	4,483
Robe River	53%	5,607	6,649	5,447	7,110	6,828	17,273	19,384

Rio Tinto total mine production		25,826	27,997	23,499	28,048	27,307	74,616	78,854

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site, except for the data for iron ore which represent production of saleable quantities of ore plus pellets.
See footnotes on page 11. E = Estimated number.

Third Quarter 2004 Operations Review	Page 9

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RIO TINTO SHARE OF PRODUCTION (continued)

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2003	2003	2004	2004	2004	2003	2004

LEAD
Mine production ('000 tonnes)
Greens Creek	70%	4.0	4.1	3.3	3.9	3.4	11.7	10.6
Zinkgruvan (m)	0%	8.0	10.1	7.0	4.2	-	21.7	11.2

Rio Tinto total mine production		12.0	14.2	10.3	8.1	3.4	33.4	21.8

MOLYBDENUM
Mine production ('000 tonnes)
Bingham Canyon	100%	1.2	1.1	1.6	0.9	1.5	3.5	4.0

NICKEL
Nickel in matte (tonnes)
Fortaleza (n)	0%	1,284	1,524	-	-	-	4,426	-
Toll refined metal production (tonnes)
Rio Tinto Zimbabwe - Empress (j)	0%	1,029	1,011	971	648	-	2,463	1,619

SALT
Production ('000 tonnes)
Dampier Salt	65%	1,420	1,120	1,133	1,257	1,271	3,513	3,661

SILVER
Mine production ('000 ounces)
Bingham Canyon	100%	873	1,105	730	785	947	2,443	2,462
Escondida	30%	375	368	411	482	404	1,050	1,297
Grasberg - FCX (f)	0%	207	46	79	-	-	698	79
Grasberg - Joint Venture (f)	40%	320	466	13	53	135	660	201
Greens Creek	70%	2,472	2,035	1,761	1,584	1,813	6,191	5,157
Zinkgruvan (m)	0%	460	571	426	225	-	1,270	651
Others	-	275	366	346	336	270	1,041	952

Rio Tinto total mine production		4,983	4,959	3,766	3,465	3,569	13,353	10,799

Refined production ('000 ounces)
Kennecott Utah Copper	100%	691	653	778	768	854	2,310	2,400

TALC
Production ('000 tonnes)
Luzenac Group	99.9%	350	321	356	361	371	1,036	1,088

TIN
Mine production (tonnes)
Neves Corvo (g)	0%	16	60	21	38	-	39	59

TITANIUM DIOXIDE FEEDSTOCK
Production ('000 tonnes)
Rio Tinto Iron & Titanium	100%	291	293	287	291	296	899	873

URANIUM
Production (tonnes U3O8)
Energy Resources of Australia	68%	775	858	809	751	931	2,653	2,492
Rössing	69%	620	548	622	607	679	1,099	1,907

Rio Tinto total uranium production		1,395	1,406	1,431	1,357	1,610	3,752	4,399

ZINC
Mine production ('000 tonnes)
Greens Creek	70%	11.7	11.3	10.7	11.0	10.7	37.2	32.4
Zinkgruvan (m)	0%	15.1	19.1	19.2	10.5	-	45.4	29.7

Rio Tinto total mine production		26.8	30.4	29.9	21.5	10.7	82.6	62.1

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site. The nickel in matte production reflects the contained tonnage of nickel.
See footnotes on page 11.

Third Quarter 2004 Operations Review	Page 10

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RIO TINTO SHARE OF PRODUCTION (continued)

Production data notes

(a)	Rio Tinto completed the sale of its 4.0% interest in the Boké mine on 25 June 2004. Production data are shown up to the date of sale.

(b)	Rio Tinto Coal Australia was previously known as Pacific Coal.

(c)	Rio Tinto had a 50% share in Kaltim Prima and, under the terms of its Coal Agreement, the Indonesian Government was entitled to a 13.5% share of Kaltim Prima's production. Rio Tinto's share of production shown is before deduction of the Government share. Rio Tinto completed the sale of its interest in PT Kaltim Prima Coal on 10 October 2003. Production data are shown up to the date of sale.

(d)	Kennecott Energy has a partnership interest in the Colowyo mine but, as it is responsible under a management agreement for the operation of the mine, all of Colowyo's output is included in Rio Tinto's share of production.

(e)	Rio Tinto completed the sale of its 25% interest in Minera Alumbrera together with its wholly owned Peak Gold Mine on 17 March 2003. Production data are shown up to the date of sale.

(f)	From mid 1995 until 30 March 2004, Rio Tinto held 23.93 million shares of Freeport-McMoRan-Copper & Gold (FCX) common stock from which it derived a share of production. This interest was sold to FCX on 30 March 2004. Also, through a joint venture agreement with FCX, Rio Tinto is entitled, as shown separately in the above tables, to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.

(g)	Rio Tinto completed the sale of its 49% interest in Somincor on 18 June 2004. Production data are shown up to the date of sale.

(h)	Ore mining and processing commenced during the third quarter of 2004.

(i)	Following a placement of shares on 13 November 2003, and a subsequent allotment of shares under a Share Purchase Plan on 23 January 2004, Rio Tinto's interest in Lihir changed from 16.3% to 14.4%. Rio Tinto's share of gold production includes an estimate of the production from the Lihir gold mine for the third quarter of 2004. The actual third quarter production, which may be different from the figure in this report, will be announced by Lihir Gold Ltd on 25 October 2004. The estimate in this report is based on one quarter of the indicative full year 2004 production of 600,000 oz previously disclosed in the Managing Director's report to the Lihir Gold Ltd AGM (27 April 2004).

(j)	As a result of the corporate restructuring completed on 8 July 2004, Rio Tinto has ceased to be an ordinary shareholder in the renamed RioZim but will retain a reduced cash participation in its gold and nickel assets for a period of ten years.

(k)	Rio Tinto's share of production includes 100% of the production from the Eastern Range mine, which commenced production in March 2004. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture.

(l)	Rio Tinto owns 19% of the Labrador Iron Ore Royalty Income Fund. The Fund has a shareholding in Iron Ore Company of Canada but this has not been included in the calculation of tonnage attributable to Rio Tinto.

(m)	Rio Tinto completed the sale of its 100% interest in the Zinkgruvan mine on 2 June 2004. Production data are shown up to the date of sale.

(n)	Rio Tinto completed the sale of its 100% interest in the Fortaleza nickel mine on 16 January 2004. The sale was effective from 1 January 2004.

Where Rio Tinto's beneficial interest in an operation has changed, as indicated above, the share of production has been calculated using the weighted average interest over the relevant periods. Rio Tinto percentage interest shown above is at 30 September 2004.

Third Quarter 2004 Operations Review	Page 11

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RIO TINTO OPERATIONAL DATA

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2003	2003	2004	2004	2004	2003	2004

ALUMINIUM

Rio Tinto Aluminium
Weipa mine	100.0%
Queensland, Australia
Beneficiated bauxite production ('000 tonnes)		2,895	3,045	2,887	3,273	3,157	8,853	9,317
Metal grade bauxite shipments ('000 tonnes)		2,709	3,160	2,981	2,861	3,213	8,255	9,056
Calcined bauxite production ('000 tonnes)		42	29	44	36	45	132	125
Boké mine (a)	0.0%
Guinea
Bauxite production ('000 tonnes)		2,970	3,648	2,812	2,961	-	8,412	5,773
Eurallumina refinery	56.2%
Sardinia, Italy
Alumina production ('000 tonnes)		267	263	258	256	275	758	790
Queensland Alumina refinery	38.6%
Queensland, Australia
Alumina production ('000 tonnes)		906	980	954	966	971	2,750	2,891
Anglesey Aluminium smelter	51.0%
United Kingdom
Primary aluminium production ('000 tonnes)		35.9	37.2	35.9	35.6	37.2	107.6	108.6
Bell Bay smelter	100.0%
Tasmania, Australia
Primary aluminium production ('000 tonnes)		42.3	41.9	41.8	40.8	38.2	124.8	120.9
Boyne Island smelter	59.4%
Queensland, Australia
Primary aluminium production ('000 tonnes)		128.5	133.8	134.7	134.3	135.8	387.1	404.8
Tiwai Point smelter	79.4%
New Zealand
Primary aluminium production ('000 tonnes)		85.0	87.9	87.1	86.0	88.7	246.6	261.7

Rio Tinto Aluminium share
Share of primary aluminium sales ('000 tonnes)		205.1	213.1	203.5	218.5	208.5	606.9	630.5

(a) Rio Tinto completed the sale of its 4.0% interest in the Boké mine on 25 June 2004. Production data are shown up to the date of sale.

BORATES

Rio Tinto Borax	100.0%
California, US and Argentina
Borates ('000 tonnes) (a)		142	134	134	141	153	425	428

(a) Production is expressed as B2O3 content.

Rio Tinto percentage interest shown above is at 30 September 2004. The data represent full production and sales on a 100% basis unless otherwise stated.

Third Quarter 2004 Operations Review	Page 12

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RIO TINTO OPERATIONAL DATA

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2003	2003	2004	2004	2004	2003	2004

COAL

Coal & Allied Industries Limited
Bengalla mine	30.3%
New South Wales, Australia
Thermal coal production ('000 tonnes)		1,122	2,008	1,075	1,525	1,737	4,196	4,337
Hunter Valley Operations	75.7%
New South Wales, Australia
Thermal coal production ('000 tonnes)		2,028	2,620	2,255	2,738	2,838	6,526	7,831
Semi-soft coking coal production ('000 tonnes)		875	381	371	729	689	2,480	1,790
Mount Thorley Operations	60.6%
New South Wales, Australia
Thermal coal production ('000 tonnes)		416	433	514	710	722	1,287	1,946
Semi-soft coking coal production ('000 tonnes)		369	377	158	240	258	1,055	656
Warkworth mine	42.1%
New South Wales, Australia
Thermal coal production ('000 tonnes)		1,212	1,371	1,217	1,394	1,381	3,997	3,992
Semi-soft coking coal production ('000 tonnes)		127	93	237	447	479	406	1,163

Total coal production ('000 tonnes)		6,147	7,284	5,826	7,784	8,105	19,948	21,715

Total coal sales ('000 tonnes) (a)		6,802	7,278	6,424	7,486	7,931	20,609	21,841

Coal & Allied Industries share

Share of coal production ('000 tonnes)		4,723	5,266	4,401	5,861	6,040	15,006	16,302

Share of coal sales ('000 tonnes) (a)		5,178	5,456	4,776	5,669	6,002	15,629	16,446

(a) Sales relate only to coal mined by the operations and exclude traded coal.

Kaltim Prima Coal (a)
Indonesia	0.0%
Thermal coal:
Production ('000 tonnes)		3,422	381	-	-	-	12,274	-
Shipments ('000 tonnes)		4,042	309	-	-	-	12,501	-

(a) Rio Tinto completed the sale of its 50% interest in PT Kaltim Prima Coal on 10 October 2003. Production data are shown up to the date of sale.

Kennecott Energy and Coal Company
Antelope mine	100.0%
Wyoming, US
Thermal coal production ('000 tonnes)		7,130	6,795	5,919	6,628	7,152	20,011	19,699
Colowyo mine	(a)
Colorado, US
Thermal coal production ('000 tonnes)		1,093	1,138	1,467	1,415	1,494	3,396	4,376
Cordero Rojo mine	100.0%
Wyoming, US
Thermal coal production ('000 tonnes)		7,448	8,501	8,589	8,263	9,023	24,170	25,874
Decker mine	50.0%
Montana, US
Thermal coal production ('000 tonnes)		2,135	2,406	1,028	2,123	2,209	4,952	5,360
Jacobs Ranch mine	100.0%
Wyoming, US
Thermal coal production ('000 tonnes)		8,767	8,706	8,649	8,705	8,833	23,712	26,187
Spring Creek mine	100.0%
Montana, US
Thermal coal production ('000 tonnes)		1,887	2,074	2,265	2,789	2,791	5,995	7,845

Total coal production ('000 tonnes)		28,459	29,620	27,917	29,923	31,503	82,236	89,342

Total coal sales ('000 tonnes)		28,459	29,620	27,917	29,923	31,503	82,236	89,342

(a) Kennecott Energy has a partnership interest in the Colowyo mine but, as it is responsible under a management agreement for the operation of the mine, all of Colowyo's output is included in Rio Tinto's share of production.

Rio Tinto percentage interest shown above is at 30 September 2004. The data represent full production and sales on a 100% basis unless otherwise stated.

Third Quarter 2004 Operations Review	Page 13

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RIO TINTO OPERATIONAL DATA

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2003	2003	2004	2004	2004	2003	2004

COAL (continued)

Rio Tinto Coal Australia (a)
Blair Athol Coal mine	71.2%
Queensland, Australia
Thermal coal:
Production ('000 tonnes)		3,649	3,084	3,060	3,097	3,045	9,396	9,202
Sales ('000 tonnes)		3,179	3,473	2,867	3,218	3,198	9,105	9,283
Hail Creek Coal mine	92.0%
Queensland, Australia
Coking coal:
Production ('000 tonnes)		221	661	903	1,441	1,496	221	3,840
Sales ('000 tonnes)		114	622	890	1,069	1,389	114	3,348
Kestrel Coal mine	80.0%
Queensland, Australia
Thermal coal:
Production ('000 tonnes)		328	365	122	209	216	1,084	548
Sales ('000 tonnes)		145	177	-	-	-	712	-
Coking coal:
Production ('000 tonnes)		415	427	462	970	867	1,446	2,298
Sales ('000 tonnes)		331	357	409	536	837	727	1,782
Semi-hard coking coal: (b)
Sales ('000 tonnes)		353	461	225	258	300	1,277	784
Tarong Coal mine	100.0%
Queensland, Australia
Thermal coal:
Production ('000 tonnes)		1,635	1,713	1,678	1,787	1,888	4,825	5,352
Sales ('000 tonnes)		1,623	1,749	1,744	1,781	1,819	4,871	5,345

Total coal production ('000 tonnes)		6,248	6,250	6,225	7,503	7,512	16,972	21,240

Total coal sales ('000 tonnes)		5,746	6,839	6,135	6,863	7,544	16,807	20,543

Rio Tinto Coal Australia share

Share of coal production ('000 tonnes)		5,033	5,152	5,156	6,261	6,300	13,746	17,717

Share of coal sales ('000 tonnes)		4,656	5,591	5,113	5,693	6,286	13,636	17,092

(a) Rio Tinto Coal Australia was previously known as Pacific Coal.
(b) Semi-hard coking coal is a mixture of thermal coal and coking coal. The product mix is customer dependent.

COPPER & GOLD

Alumbrera (a)	0.0%
Argentina
Ore treated ('000 tonnes)		-	-	-	-	-	7,053	-
Average ore grades:
Copper (%)		-	-	-	-	-	0.54	-
Gold (g/t)		-	-	-	-	-	0.69	-

Concentrates produced ('000 tonnes)		-	-	-	-	-	130.9	-

Copper in concentrates:
Production ('000 tonnes)		-	-	-	-	-	34.9	-
Sales ('000 tonnes)		-	-	-	-	-	37.0	-

Production of gold in concentrates ('000 ounces)		-	-	-	-	-	108	-
Production of gold in doré ('000 ounces)		-	-	-	-	-	16	-
Total gold sales ('000 ounces)		-	-	-	-	-	132	-

(a) Rio Tinto completed the sale of its 25% holding in Minera Alumbrera on 17 March 2003.

Rio Tinto percentage interest shown above is at 30 September 2004. The data represent full production and sales on a 100% basis unless otherwise stated.

Third Quarter 2004 Operations Review	Page 14

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RIO TINTO OPERATIONAL DATA

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2003	2003	2004	2004	2004	2003	2004

COPPER & GOLD (continued)

Escondida	30.0%
Chile
Sulphide ore treated ('000 tonnes)		18,888	18,299	19,619	21,197	20,637	52,048	61,453
Average copper grade (%)		1.33	1.31	1.48	1.61	1.47	1.47	1.52
Mill production (metals in concentrates):
Contained copper ('000 tonnes)		208.2	197.1	239.6	284.2	256.8	649.9	780.5
Contained gold ('000 ounces)		52	52	58	55	53	132	166
Contained silver ('000 ounces)		1,251	1,227	1,370	1,606	1,347	3,501	4,323

Oxide ore treated ('000 tonnes)		3,569	3,537	3,179	4,186	3,996	10,165	11,361
Average copper grade (%)		1.02	1.03	1.25	1.10	0.87	1.07	1.06
Contained copper in leachate/mined material ('000 tonnes)		37	37	40	46	35	109	121

Refined production:
Oxide plant production ('000 tonnes)		37.3	38.0	37.7	37.9	38.0	109.6	113.6

Freeport-McMoRan Copper & Gold (a)
Grasberg mine	0.0% (40.0% of the expansion)
Papua, Indonesia
Ore treated ('000 tonnes)		19,453	13,071	13,817	14,946	17,845	61,032	46,608
Average mill head grades:
Copper (%)		1.08	0.77	0.50	0.82	0.83	1.16	0.73
Gold (g/t)		1.79	1.00	0.41	0.95	0.79	1.66	0.73
Silver (g/t)		3.90	4.26	3.09	4.01	3.74	3.98	3.63
Production of metals in concentrates:
Copper in concentrates ('000 tonnes)		189.3	86.9	55.9	107.7	129.7	628.9	293.2
Gold in concentrates ('000 ounces)		1,007	369	135	395	370	2,893	901
Silver in concentrates ('000 ounces)		1,857	981	740	1,143	1,199	5,493	3,081

Sales of payable metals in concentrates: (b)
Copper in concentrates ('000 tonnes)		184.7	85.5	53.0	101.7	127.9	607.5	282.5
Gold in concentrates ('000 ounces)		980	369	130	370	372	2,803	872
Silver in concentrates ('000 ounces)		1,431	763	563	862	943	4,231	2,367

(a) See note (f) on page 11 concerning Rio Tinto's previous direct interest in Freeport-McMoRan Copper & Gold and its continuing 40% interest in the expansion of Grasberg.
(b) Net of smelter deductions.

Atlantic Copper smelter	0.0%
Spain
Concentrates and scrap smelted ('000 tonnes)		253.0	224.7	187.1	-	-	739.7	187.1
Copper anodes produced ('000 tonnes) (c)		78.6	65.0	57.5	-	-	225.3	57.5
Copper cathodes produced ('000 tonnes)		61.4	62.0	58.4	-	-	185.1	58.4
Copper cathode sales ('000 tonnes) (d)		57.7	63.8	50.8	-	-	184.2	50.8

(c) New metal excluding recycled material.
(d) Refers to copper cathode and wire rod sales.

Kelian Equatorial Mining	90.0%
East Kalimantan, Indonesia
Ore treated ('000 tonnes)		1,995	2,180	2,119	2,134	2,057	5,673	6,310
Average ore grades:
Gold (g/t)		1.76	1.66	1.57	1.84	1.56	2.64	1.66
Silver (g/t)		4.39	4.40	3.94	4.12	3.90	5.09	3.99
Production:
Gold ('000 ounces)		79	82	76	81	71	387	228
Silver ('000 ounces)		66	73	64	52	93	274	209
Sales:
Gold ('000 ounces)		93	47	113	70	76	390	259
Silver ('000 ounces)		145	-	148	-	-	299	148

Rio Tinto percentage interest shown above is at 30 September 2004. The data represent full production and sales on a 100% basis unless otherwise stated.

Third Quarter 2004 Operations Review	Page 15

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RIO TINTO OPERATIONAL DATA

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2003	2003	2004	2004	2004	2003	2004

COPPER & GOLD (continued)

Kennecott Minerals Company
Cortez/Pipeline mine	40.0%
Nevada, US
Ore treated
Milled ('000 tonnes)		865	878	781	760	794	2,575	2,334
Leached ('000 tonnes)		5,507	6,161	9,246	7,110	9,673	11,306	26,030
Sold for roasting ('000 tonnes)		111	62	96	111	107	402	314
Average ore grade: gold
Milled (g/t)		5.55	5.61	6.14	6.43	5.31	6.84	5.95
Leached (g/t)		0.85	0.78	0.77	0.73	0.50	0.96	0.66
Sold for roasting (g/t)		5.87	5.86	5.90	6.21	6.90	6.84	6.35
Gold produced ('000 ounces)		249	264	283	288	264	821	835

Greens Creek mine	70.3%
Alaska, US
Ore treated ('000 tonnes)		185	177	182	177	182	532	541
Average ore grades:
Gold (g/t)		6.20	6.19	5.86	6.21	5.43	6.49	5.83
Silver (g/t)		764	671	572	560	619	677	584
Zinc (%)		11.1	11.8	10.7	11.9	11.1	12.5	11.2
Lead (%)		4.3	4.7	3.9	4.6	3.9	4.5	4.1
Metals produced in concentrates:
Gold ('000 ounces)		25	24	23	23	21	75	66
Silver ('000 ounces)		3,518	2,897	2,506	2,254	2,580	8,810	7,339
Zinc ('000 tonnes)		16.6	16.1	15.3	15.6	15.3	52.9	46.2
Lead ('000 tonnes)		5.6	5.9	4.6	5.6	4.8	16.7	15.0

Rawhide mine (a)	51.0%
Nevada, US
Ore treated ('000 tonnes)		-	-	-	-	-	1,614	-
Average ore grades:
Gold (g/t)		-	-	-	-	-	0.51	-
Silver (g/t)		-	-	-	-	-	9.4	-
Metals produced in doré:
Gold ('000 ounces)		17	15	13	13	11	49	38
Silver ('000 ounces)		131	114	108	122	111	416	341

(a) Mining operations were completed in October 2002 and processing of stockpiled ores was completed in May 2003. Residual gold and silver production continues from the leach pads.

Rio Tinto percentage interest shown above is at 30 September 2004. The data represent full production and sales on a 100% basis unless otherwise stated.

Third Quarter 2004 Operations Review	Page 16

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RIO TINTO OPERATIONAL DATA

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2003	2003	2004	2004	2004	2003	2004

COPPER & GOLD (continued)

Kennecott Utah Copper
Barneys Canyon mine (a)	100.0%
Utah, US
Gold produced ('000 ounces)		10	6	7	4	5	29	16

(a) Mining operations ceased in the first quarter of 2002. Gold continues to be recovered from leach pads.

Bingham Canyon mine	100.0%
Utah, US
Ore treated ('000 tonnes)		11,904	11,988	10,497	11,054	11,943	34,117	33,493
Average ore grade:
Copper (%)		0.72	0.64	0.64	0.62	0.58	0.69	0.61
Gold (g/t)		0.31	0.31	0.28	0.23	0.26	0.28	0.26
Silver (g/t)		2.88	3.53	2.74	2.81	2.95	2.84	2.84
Molybdenum (%)		0.028	0.038	0.027	0.019	0.028	0.024	0.025
Copper concentrates produced ('000 tonnes)		298	280	262	277	276	867	815
Average concentrate grade (% Cu)		25.9	25.5	23.9	23.1	22.8	24.2	23.3
Production of metals in copper concentrates:
Copper ('000 tonnes) (b)		77.6	71.6	62.5	64.0	63.3	210.2	189.8
Gold ('000 ounces)		79	92	69	59	72	213	200
Silver ('000 ounces)		873	1,105	730	785	947	2,443	2,462
Molybdenum concentrates produced ('000 tonnes):		2.1	2.2	3.0	1.8	2.8	6.6	7.6
Molybdenum in concentrates ('000 tonnes)		1.2	1.1	1.6	0.9	1.5	3.5	4.0
Kennecott smelter & refinery	100.0%
Copper concentrates smelted ('000 tonnes)		282	286	279	301	288	774	869
Copper anodes produced ('000 tonnes) (c)		69.9	66.3	54.4	64.3	66.1	176.8	184.7
Production of refined metal:
Copper ('000 tonnes)		64.8	59.9	60.3	61.7	63.1	170.7	185.2
Gold ('000 ounces) (d)		66	81	81	77	74	227	232
Silver ('000 ounces) (d)		691	653	778	768	854	2,310	2,400

(b) Includes a small amount of copper in precipitates.
(c) New metal excluding recycled material.
(d) Includes gold and silver in intermediate products.

Northparkes Joint Venture	80.0%
New South Wales, Australia
Ore treated ('000 tonnes)		1,284	1,263	1,275	1,157	1,270	3,905	3,702
Average ore grades:
Copper (%)		0.70	0.71	0.78	0.71	0.75	0.66	0.75
Gold (g/t)		0.45	0.70	0.73	0.68	0.66	0.36	0.69

Copper concentrates produced ('000 tonnes)		18.3	17.9	19.3	16.6	21.7	57.2	57.5

Contained copper in concentrates:
Saleable production ('000 tonnes)		6.7	6.5	7.3	5.9	7.5	20.6	20.8
Sales ('000 tonnes) (a)		4.5	6.2	2.8	7.2	3.1	16.3	13.1

Contained gold in concentrates:
Saleable production ('000 ounces)		11.4	18.7	21.0	18.7	17.2	29.9	56.9
Sales ('000 ounces) (a)		6.4	12.4	8.7	21.7	11.4	25.8	41.8

a) Rio Tinto's 80% share of material from the Joint Venture.

Rio Tinto percentage interest shown above is at 30 September 2004. The data represent full production and sales on a 100% basis unless otherwise stated.

Third Quarter 2004 Operations Review	Page 17

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RIO TINTO OPERATIONAL DATA

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2003	2003	2004	2004	2004	2003	2004

COPPER & GOLD (continued)

Palabora	49.2%
Palabora mine
South Africa
Ore treated ('000 tonnes)		3,398	2,838	2,101	1,897	2,345	8,577	6,343
Average ore grade: copper (%)		0.53	0.63	0.76	0.74	0.75	0.57	0.75
Copper concentrates produced ('000 tonnes)		43.5	46.3	35.9	35.4	64.2	117.0	135.5
Average concentrate grade: copper (%)		32.9	31.3	29.7	28.3	27.7	32.4	28.4
Copper in concentrates ('000 tonnes)		14.3	14.5	10.7	10.0	17.8	37.9	38.4
Palabora smelter/refinery
New concentrate smelted on site ('000 tonnes)		64.0	72.5	59.4	68.0	59.0	195.2	186.5
New copper anodes produced ('000 tonnes)		19.4	21.3	15.8	19.7	14.4	55.3	49.9
Refined new copper produced ('000 tonnes)		17.4	20.9	17.9	17.2	16.2	52.5	51.3
By-products:
Magnetite concentrate ('000 tonnes)		53	68	105	160	144	148	409
Refined nickel sulphate (tonnes)		26	38	53	37	36	114	126
Vermiculite plant
Vermiculite produced ('000 tonnes)		32.5	35.6	38.4	51.5	52.7	137.6	142.6

Peak Gold Mine (a)	0.0%
New South Wales, Australia
Ore treated ('000 tonnes)		-	-	-	-	-	144	-
Average ore grades:
Gold (g/t)		-	-	-	-	-	5.23	-
Silver (g/t)		-	-	-	-	-	3.16	-
Copper (%)		-	-	-	-	-	0.13	-
Lead (%)		-	-	-	-	-	0.11	-
Zinc (%)		-	-	-	-	-	0.00	-

Bullion produced ('000 ounces)		-	-	-	-	-	23	-
Containing:
Gold ('000 ounces)		-	-	-	-	-	20	-
Silver ('000 ounces)		-	-	-	-	-	3	-
Gold recovered in concentrates ('000 ounces)		-	-	-	-	-	-	-

Total gold production ('000 ounces)		-	-	-	-	-	20	-

Bullion sales (fine gold) ('000 ounces)		-	-	-	-	-	20	-

(a) Rio Tinto completed the sale of its wholly owned Peak Gold Mine on 17 March 2003.

Rio Tinto Brasil Limitada
Morro do Ouro mine	51.0%
Minas Gerais, Brazil
Ore treated ('000 tonnes)		4,655	4,640	4,499	4,271	4,409	13,771	13,179
Average ore grade: gold (g/t)		0.45	0.43	0.45	0.46	0.44	0.45	0.45
Refined gold produced ('000 ounces)		48	51	50	45	48	150	142

Rio Tinto percentage interest shown above is at 30 September 2004. The data represent full production and sales on a 100% basis unless otherwise stated.

Third Quarter 2004 Operations Review	Page 18

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RIO TINTO OPERATIONAL DATA

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2003	2003	2004	2004	2004	2003	2004

COPPER & GOLD (continued)

Rio Tinto Zimbabwe (a)
Patchway mine (b)	0.0%
Zimbabwe
Ore treated ('000 tonnes)		-	-	-	-	-	38	-
Average ore grade: gold (g/t)		-	-	-	-	-	2.13	-
Total gold produced ('000 ounces)		-	-	-	-	-	2	-
Renco mine	0.0%
Zimbabwe
Ore treated ('000 tonnes)		64	61	61	85	-	173	146
Average ore grade: gold (g/t)		3.48	3.56	3.13	3.43	-	3.60	3.30
Total gold produced ('000 ounces)		6	6	5	6	-	17	11
Total Rio Tinto Zimbabwe
Total gold produced ('000 ounces)		6	6	5	6	-	19	11

(a) As a result of the corporate restructuring completed on 8 July 2004, Rio Tinto has ceased to be an ordinary shareholder in the renamed RioZim but will retain a reduced cash participation in its gold and nickel assets for a period of ten years.
(b) Rio Tinto Zimbabwe completed the sale of the Patchway mine in July 2003.

Somincor (a)
Neves Corvo mine	0.0%
Portugal
Total ore treated ('000 tonnes) (b)		354	447	448	430	-	1,253	878
of which, treated to extract tin ('000 tonnes)		4	10	5	8	-	12	13
Average ore grades:
Copper (%)		5.13	5.15	6.02	6.07	-	5.40	6.04
Tin (%)		2.26	2.46	2.15	1.80	-	1.91	1.93
Copper production:
Copper concentrates produced ('000 tonnes)		66.2	84.0	100.1	98.3	-	245.6	198.3
Copper concentrate grade: copper (%)		23.2	23.4	23.7	23.6	-	23.6	23.7
Copper in concentrates produced ('000 tonnes)		15.4	19.6	23.7	23.2	-	57.9	46.9
Tin production:
Tin concentrates produced ('000 tonnes)		0.1	0.2	0.1	0.1	-	0.1	0.2
Tin concentrate grade: tin (%)		60.7	64.3	63.9	67.1	-	56.7	65.9
Tin in concentrates produced ('000 tonnes)		0.0	0.1	0.0	0.1	-	0.1	0.1

(a) Rio Tinto completed the sale of its 49% interest in Somincor on 18 June 2004. Production data are shown up to the date of sale.
(b) Total ore treated for both copper and tin production.

DIAMONDS

Argyle Diamonds	100.0%
Western Australia
AK1 ore processed ('000 tonnes)		2,601	2,372	2,066	2,424	2,468	7,415	6,958
AK1 Diamonds produced ('000 carats)		9,690	8,307	3,612	2,669	5,328	22,603	11,610

Diavik Diamonds	60.0%
Northwest Territories, Canada
Ore processed ('000 tonnes)		388	300	394	541	560	894	1,495
Diamonds recovered ('000 carats)		1,466	1,101	1,537	2,273	2,263	2,731	6,073

Merlin (a)	100.0%
Northern Territory, Australia
Ore processed ('000 tonnes)		-	-	-	-	-	237	-
Diamonds recovered ('000 carats)		18	-	-	-	-	62	-

(a) Ore mining and processing ceased during the second quarter of 2003.

Murowa Diamonds (a)	77.8%
Zimbabwe
Ore processed ('000 tonnes)		-	-	-	-	4	-	4
Diamonds recovered ('000 carats)		-	-	-	-	3	-	3

(a) Ore mining and processing commenced during the third quarter of 2004.

Rio Tinto percentage interest shown above is at 30 September 2004. The data represent full production and sales on a 100% basis unless otherwise stated.

Third Quarter 2004 Operations Review	Page 19

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RIO TINTO OPERATIONAL DATA

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2003	2003	2004	2004	2004	2003	2004

IRON ORE

Hamersley Iron
Western Australia
Saleable iron ore production ('000 tonnes):
Paraburdoo, Mount Tom Price,	100.0%
Marandoo, Yandicoogina and Brockman		16,079	17,462	14,407	16,273	17,140	45,595	47,819
Channar	60.0%	2,713	2,361	2,341	2,526	2,705	7,986	7,572
Eastern Range (a)	54.0%	-	-	3	645	1,050	-	1,698

Total production ('000 tonnes)		18,792	19,823	16,751	19,443	20,895	53,581	57,089

Total sales ('000 tonnes) (b)		18,636	19,987	17,664	18,112	19,822	54,346	55,598

(a) The Eastern Range mine commenced production in March 2004.
(b) Sales represent iron ore exported from Western Australian ports (previously reported as Total shipments).

Iron Ore Company of Canada
Newfoundland & Labrador and Quebec in Canada
Carol Lake operations	58.7%
Saleable iron ore production:
Concentrates ('000 tonnes)		958	706	462	608	0	1,942	1,070
Pellets ('000 tonnes)		2,823	3,026	2,892	3,137	536	8,551	6,565
Sales:
Concentrate ('000 tonnes)		664	1,093	431	537	238	1,524	1,206
Pellets ('000 tonnes)		2,820	3,767	2,072	3,408	1,844	8,544	7,324

Rio Tinto Brasil
Corumbá mine	100.0%
Mato Grosso do Sul, Brazil
Saleable iron ore production ('000 tonnes) (a)		292	279	268	306	352	795	926
(a) Production includes by-product fines.

Robe River Iron Associates
Pannawonica mine	53.0%
Western Australia
Saleable iron ore production ('000 tonnes)		7,583	8,035	6,281	8,437	7,643	23,999	22,360
Sales ('000 tonnes)		8,413	7,470	7,325	7,014	7,602	23,604	21,942
West Angelas mine	53.0%
Western Australia
Saleable iron ore production ('000 tonnes)		2,996	4,510	3,997	4,978	5,240	8,592	14,214
Sales ('000 tonnes)		2,585	4,350	4,742	3,937	5,784	8,436	14,462

NICKEL

Rio Tinto Brasil
Fortaleza mine	0.0%
Brazil
Production (tonnes)		1,284	1,524	-	-	-	4,426	-

(a) Rio Tinto completed the sale of its 100% interest in the Fortaleza nickel mine on 16 January 2004. The sale was effective from 1 January 2004.

Rio Tinto Zimbabwe (a)
Empress Nickel refinery	0.0%
Zimbabwe
Production (tonnes)		1,836	1,804	1,733	1,156	-	4,395	2,889

(a) As a result of the corporate restructuring completed on 8 July 2004, Rio Tinto has ceased to be an ordinary shareholder in the renamed RioZim but will retain a reduced cash participation in its gold and nickel assets for a period of ten years.

SALT

Dampier Salt	64.9%
Western Australia
Salt production ('000 tonnes)		2,186	1,725	1,745	1,936	1,957	5,410	5,638

Rio Tinto percentage interest shown above is at 30 September 2004. The data represent full production and sales on a 100% basis unless otherwise stated.

Third Quarter 2004 Operations Review	Page 20

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RIO TINTO OPERATIONAL DATA

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2003	2003	2004	2004	2004	2003	2004

TALC

The Luzenac Group	99.9%
Australia, Europe, and North America
Talc production ('000 tonnes)		350	321	356	361	371	1,037	1,089

TITANIUM DIOXIDE FEEDSTOCK

Rio Tinto Iron & Titanium	100.0%
Canada and South Africa
(Rio Tinto share)
Titanium dioxide feedstock production ('000 tonnes)		291	293	287	291	296	899	873

URANIUM

Energy Resources of Australia Ltd
Ranger mine	68.4%
Northern Territory, Australia
Production (tonnes U3O8)		1,133	1,255	1,183	1,098	1,362	3,879	3,643

Rössing Uranium Ltd	68.6%
Namibia
Production (tonnes U3O8)		904	799	907	885	990	1,602	2,781

ZINC

Zinkgruvan Mining AB	0.0%
Sweden
Ore treated ('000 tonnes)		191	227	196	139	-	547	335
Average ore grades:
Zinc (%)		8.8	9.3	10.6	8.1	-	9.1	9.6
Lead (%)		4.8	5.3	4.2	3.6	-	4.5	3.9
Silver (g/t)		102	105	95	77	-	101	86
Production of zinc concentrate ('000 tonnes)		27.5	35.0	34.8	18.7	-	82.0	53.5
Production of lead concentrate ('000 tonnes)		11.3	14.4	9.9	5.9	-	31.4	15.8

Production of metal in concentrates:
Zinc ('000 tonnes)		15.1	19.1	19.2	10.5	-	45.4	29.7
Lead ('000 tonnes)		8.0	10.1	7.0	4.2	-	21.7	11.2
Silver ('000 ounces)		460	571	426	225	-	1,270	651

(a) Rio Tinto completed the sale of its 100% interest in the Zinkgruvan mine on 2 June 2004. Production data are shown up to the date of sale.

Rio Tinto percentage interest shown above is at 30 September 2004. The data represent full production and sales on a 100% basis unless otherwise stated.

Third Quarter 2004 Operations Review	Page 21

		Page

Gold (continued)

Lihir	Papua New Guinea	17
Morro do Ouro	Brazil	18
Northparkes	Australia	17
Peak	Australia	18
Rio Tinto Zimbabwe:		19
-Patchway	Zimbabwe	19
-Renco	Zimbabwe	19

Iron Ore

Corumbá	Brazil	20
Hamersley:	Australia	20
-Brockman	Australia	20
-Channar	Australia	20
-Eastern Range	Australia	20
-Marandoo	Australia	20
-Mt Tom Price	Australia	20
-Paraburdoo	Australia	20
-Yandicoogina	Australia	20
Iron Ore Company of Canada	Canada	20
Robe River	Australia	20

Lead/Zinc

Kennecott Minerals:	US	16
-Greens Creek	US	16
Zinkgruvan	Sweden	21

Molybdenum

Bingham Canyon	US	17

Nickel

Empress refinery	Zimbabwe	20
Fortaleza	Brazil	20

Salt

Dampier Salt	Australia	20

Silver

Bingham Canyon	US	17
Escondida	Chile	15
Grasberg	Indonesia	15
Greens Creek	US	16
Zinkgruvan	Sweden	21

Talc

Luzenac	Australia/Europe/US/ Canada	21

Tin

Neves Corvo	Portugal	19

Titanium dioxide feedstock

QIT mine and smelter	Canada	21
Richards Bay Minerals mine and
smelter	South Africa	21

Uranium

Energy Resources of Australia	Australia	21
-Ranger	Australia	21
Rössing	Namibia	21

Third Quarter 2004 Operations Review	22